Terra Capital, Inc.
600 Fourth Street
P.O. Box 6000
Sioux City, Iowa 51102-6000
Via EDGAR and Facsimile
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4361
Washington, D.C. 20549
Attn: Ms. Pamela Long, Assistant Director
February 18, 2010
Terra Capital, Inc.
Registration Statement on Form S-4 (File No. 333-163762)
Dear Ms. Long:
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Terra Capital, Inc. (the “Company”) hereby requests that the effective date of the above referenced Registration Statement (the “Registration Statement”) be accelerated so that the Registration Statement, as then amended, become effective under the Securities Act by 11:00 a.m., eastern time, on February 19, 2010, or as soon thereafter as practicable.
     The Company hereby affirms that it is aware of its obligations under the Securities Act. In connection with the foregoing request, the Company further acknowledges that:
•	should the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
*          *          *

     It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform the Company’s counsel, Craig F. Arcella at (212) 474-1024 or Timothy Y. Shih at (212) 474-1339, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Sincerely, Terra Capital, Inc.
By	/s/ John W. Huey
Name: John W. Huey
Title: Vice President, General Counsel and Corporate Secretary